Voya Retirement Insurance and Annuity Company

Guaranteed Accumulation Account

Supplement dated August 28, 2014

This supplement updates and amends certain information contained in your Guaranteed Accumulation Account Prospectus. Please read it carefully and keep it with your current Prospectus for future reference.

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IMPORTANT INFORMATION ABOUT THE COMPANY

In connection with Voya Financial, Inc.'s rebranding efforts, the following changes are effective September 1, 2014:

- ING Life Insurance and Annuity Company will be renamed Voya Retirement Insurance and Annuity Company;
- ING North America Insurance Corporation will be renamed Voya Services Company;
- ING Financial Advisers, LLC will be renamed Voya Financial Partners, LLC; and
- The reference to ING USFS Customer Service and Customer Service Center will be renamed Customer Service.